UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

c/o Gowling WLG

100 King St. W, Suite 1600

Toronto, ON M5X 1G5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒   Form 20-F          ☐   Form 40-F

In connection with the Special Meeting of Shareholders of Akanda Corp. (the “Company”), originally scheduled for October 30, 2025 and adjourned to November 28, 2025, the Company hereby furnishes the following documents:

1.	Notice of Adjourned Special Meeting of Shareholders, dated November 5, 2025

2.	Notice of Special Meeting of the Shareholders of Akanda Corp., dated September 29, 2025

3.	Form of Proxy Card

Exhibit Number	Description
99.1	Notice of Adjourned Special Meeting of Shareholder
99.2	Notice of Special Meeting of the Shareholders of Akanda Corp., and Management Information Circular, dated September 29, 2025
99.3	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: November 10, 2025	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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